SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                            FORM 15


Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                             Commission File Number  1-1550

              Chiquita Brands International, Inc.
     (Exact name of registrant as specified in its charter)

  250 East Fifth Street, Cincinnati, Ohio 45202; tel: (513) 784-8011 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                     $1.32 Depositary Shares
    (Title of each class of securities covered by this Form)

Capital Stock ($.33 par value); $2.875 Non-Voting Cumulative Preferred Stock, Series A; 10.5% Subordinated Debentures; 9% Senior Notes; 9% Senior Notes; 11.5% Subordinated Debentures (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [ ]    Rule 12h-3(b)(1)(i)  [X]
     Rule 12g-4(a)(1)(ii) [ ]    Rule 12h-3(b)(1)(ii) [ ]
     Rule 12g-4(a)(2)(i)  [ ]    Rule 12h-3(b)(2)(i)  [ ]
     Rule 12g-4(a)(2)(ii) [ ]    Rule 12h-3(b)(2)(ii) [ ]
                                 Rule 15d-6           [ ]

          Approximate number of holders of record as of the certification or notice date: none

          Pursuant to the requirements of the Securities Exchange
Act of 1934  Chiquita Brands International, Inc.   has caused
this certification/ notice to be signed on its behalf by the undersigned duly authorized person.


DATE: ________________________ BY:
                                  Barbara Wagner
                                  Assistant General Counsel


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